Exhibit 99.1

CRESCO LABS INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED

MARCH 31, 2023 AND 2022

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Interim Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss	4

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	7

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Balance Sheets

As of March 31, 2023 and December 31, 2022

(In thousands of United States Dollars, except share and per share amounts)

	March 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$88,799	$119,341
Restricted cash	1,653	2,169
Accounts receivable, net	49,602	56,492
Inventory, net	134,881	134,608
Loans receivable, short-term	458	447
Prepaid expenses	7,714	9,420
Other current assets	3,213	3,569

Total current assets	286,320	326,046

Non-current assets:
Property and equipment, net	390,583	379,722
Right-of-use assets	124,836	128,264
Intangible assets, net	406,095	407,590
Loans receivable, long-term	823	823
Investments	1,191	1,228
Goodwill	330,555	330,555
Deferred tax asset	237	26
Other non-current assets	9,917	9,438

Total non-current assets	1,264,237	1,257,646

TOTAL ASSETS	$1,550,557	$1,583,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$20,134	$28,093
Accrued liabilities	76,499	65,161
Short-term borrowings	28,112	18,812
Income tax payable	80,395	94,842
Current portion of lease liabilities	26,363	26,124
Deferred consideration, contingent consideration and other payables, short-term	41,046	47,834

Total current liabilities	272,549	280,866

Non-current liabilities:
Long-term notes and loans payable, net	470,895	469,055
Lease liabilities	152,264	156,180
Deferred tax liability	74,362	75,138
Deferred consideration, long-term	6,112	7,770
Other long-term liabilities	7,000	7,000

Total non-current liabilities	710,633	715,143

TOTAL LIABILITIES	$983,182	$996,009

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY

Super Voting Shares, no par value; 500,000 Shares authorized, issued and outstanding at March 31, 2023 and December 31, 2022, respectively
Subordinate Voting Shares, no par value; Unlimited shares authorized; 288,650,472 and 281,147,586 issued and outstanding at March 31, 2023 and December 31, 2022, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 19,902,144 and 20,082,384 issued and outstanding at March 31, 2023 and December 31, 2022, respectively
Special Subordinate Voting Shares[2], no par value; 639 Shares authorized, issued and outstanding at March 31, 2023 and December 31, 2022, respectively
Share capital	1,728,356	1,704,630
Accumulated other comprehensive loss	(1,386)	(1,393)
Accumulated deficit	(1,105,551)	(1,076,198)

Equity of Cresco Labs Inc.	621,419	627,039
Non-controlling interests	(54,044)	(39,356)

TOTAL SHAREHOLDERS’ EQUITY	567,375	587,683

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,550,557	$1,583,692

[1]	Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
[2]	Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2023 and 2022

(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2023	2022
Revenues, net	$194,202	$214,391
Costs of goods sold	108,322	107,018

Gross profit	85,880	107,373

Operating expenses:
Selling, general and administrative	82,294	87,106

Total operating expenses	82,294	87,106

Income from operations	3,586	20,267

Other expense, net:
Interest expense, net	(15,548)	(14,363)
Other income (expense), net	959	(6,772)

Total other expense, net	(14,589)	(21,135)

Loss before income taxes	(11,003)	(868)
Income tax expense	(16,809)	(22,807)

Net loss	$(27,812)	$(23,675)
Net (loss) income attributable to non-controlling interests, net of tax	(1,761)	3,706

Net loss attributable to Cresco Labs Inc.	$(26,051)	$(27,381)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.09)	$(0.09)
Basic and diluted weighted-average number of shares outstanding	304,708,692	292,719,359

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss

For the Three Months Ended March 31, 2023 and 2022

(In thousands of United States Dollars)

	Three Months Ended March 31,
	2023	2022
Net loss	$(27,812)	$(23,675)
Foreign currency translation differences, net of tax	7	(190)

Total comprehensive loss for the period	$(27,805)	(23,865)
Comprehensive (loss) income attributable to non-controlling interests, net of tax	(1,761)	3,706

Total comprehensive loss attributable to Cresco Labs Inc.	$(26,044)	$(27,571)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2023 and 2022

(In thousands of United States Dollars)

	Share capital	Accumulated deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2022	$1,597,715	$(841,907)	$(254)	$42,182	$797,736
Exercise of options and warrants	358	—	—	—	358
Equity-based compensation	7,727	—	—	—	7,727
Employee taxes on certain share-based payment arrangements	(87)	—	—	—	(87)
Income tax reserve	—	78	—	—	78
Payable pursuant to tax receivable agreements	(163)	—	—	—	(163)
Tax benefit from shareholder redemptions	186	—	—	—	186
Distributions to non-controlling interest holders	(9,992)	—	—	(8,233)	(18,225)
Cresco LLC shares redeemed	11,708	(11,185)	—	(523)	—
Foreign currency translation	—	—	(190)	—	(190)
Net income (loss)	—	(27,381)	—	3,706	(23,675)

Ending Balance as of March 31, 2022	$1,607,452	$(880,395)	$(444)	$37,132	$763,745

Balance as of January 1, 2023	1,704,630	(1,076,198)	(1,393)	(39,356)	587,683
Equity-based compensation	7,614	—	—	—	7,614
Employee taxes withheld on certain share-based payment arrangements	(93)	—	—	—	(93)
Equity issued related to acquisitions	9,723	—	—	—	9,723
Distributions to non-controlling interest holders	3,017	787	—	(13,551)	(9,747)
Cresco LLC shares redeemed	3,465	(4,089)	—	624	—
Foreign currency translation	—	—	7	—	7
Net loss	—	(26,051)	—	(1,761)	(27,812)

Ending Balance as of March 31, 2023	$1,728,356	$(1,105,551)	$(1,386)	$(54,044)	$567,375

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2023 and 2022

(in thousands of United States Dollars)

	Three Months Ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(27,812)	$(23,675)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,961	10,960
Amortization of operating lease assets	1,685	1,116
Bad debt expense and provision expense for expected credit loss	2,945	(518)
Share-based compensation expense	7,062	7,506
Gain on investments	37	1,693
Gain on changes in fair value of deferred and contingent consideration	1,204	5,667
(Loss) on derivative instruments and warrants	—	(375)
Loss on inventory write-offs and provision	1,460	902
Change in deferred taxes	(987)	(208)
Accretion of discount and deferred financing costs on debt arrangements	1,044	934
Foreign currency loss (gain)	31	(69)
Loss on disposal of property and equipment	66	—
Gain on lease termination	(1,135)	—
Other losses	92	—
Changes in operating assets and liabilities:
Accounts receivable	3,817	(6,624)
Inventory	297	(19,762)
Other assets	1,687	528
Accounts payable and other accrued expenses	20,132	7,073
Operating lease liabilities	(6,868)	(4,688)
Income taxes payable	(14,448)	16,122

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	3,270	(3,418)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(20,546)	(35,588)
Purchase of intangibles	(603)	(1,886)
Proceeds from tenant improvement allowances	437	2,886
Payment of acquisition consideration, net of cash acquired	—	(1,085)
Proceeds from disposals of Property, plant and equipment	44	—
Receipts from collections of loans and advances	—	2,654
Loans and/or advances for entities to be acquired	—	(1,200)

NET CASH USED IN INVESTING ACTIVITIES	(20,668)	(34,219)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options, warrants and sell-to-cover shares	—	2,424
Payment of acquisition-related contingent consideration	(277)	—
Distributions to non-controlling interest redeemable unit holders	(12,583)	(8,233)
Principal payments on finance lease obligations	(775)	(556)

NET CASH USED IN FINANCING ACTIVITIES	(13,635)	(6,365)

Effect of exchange rate changes on cash and cash equivalents	(25)	(180)
Net (decrease) increase in cash and cash equivalents	(31,058)	(44,182)
Cash and cash equivalents and restricted cash, beginning of year	121,510	226,102
Cash and cash equivalents, end of year	88,799	179,320
Restricted cash, end of year	1,653	2,600

Cash and cash equivalents and restricted cash, end of year	$90,452	$181,920

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Income tax, net	$32,242	$6,893
Interest	3,911	4,763

NON-CASH TRANSACTIONS:
Non-cash consideration for business combination	$9,723	$—
Non-controlling interests redeemed for equity	624	612
Increase to net lease liability	394	3,508
Receivable due from seller of previous acquisition	705	—
Liability incurred to purchase property, equipment and intangibles	10,069	4,791
Purchase of Property, plant and equipment through vendor financing	1,655	—
Cashless exercise of stock options and warrants	—	470
Unpaid declared distributions to non-controlling interest redeemable unit holders	9,948	13,386
Receivable related to financing lease transaction	612	1,086
Liability incurred in accordance with tax receivable agreement	1,053	163

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 1.         NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. (“Randsburg”) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida and Maryland pursuant to the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the Arizona Medical Marijuana Act and the Smart and Safe Arizona Act; the New York Marihuana Regulation and Taxation Act; the Massachusetts Regulation and Taxation of Marijuana Act, the Massachusetts Act for the Humanitarian Medical Use of Marijuana and the Massachusetts Act to Ensure Safe Access to Marijuana; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act and the Michigan Marihuana Tracking Act; the Florida Compassionate Medical Cannabis Act; and the Maryland Medical Cannabis Law, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of SVS and create the classes of PVS and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018, resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Cresco LLC limited liability agreement (“Pre-Combination LLC Agreement”). The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as filed on SEDAR. Consolidated Balance Sheets for the year ended December 31, 2022 were derived from audited financial statements filed on SEDAR on March 21, 2023. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2023 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, derivative instruments and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.

(d)	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of March 31, 2023:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc.	Massachusetts	Holding Company	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Encanto Green Cross Dispensary, LLC	Arizona	Cultivation, Production and Dispensary Facility	100%
ColCare Holdings, LLC	Delaware	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	59%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

Entity	Location	Purpose	Percentage Held
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
AFS Maryland, LLC	Maryland	Production Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
AFS Arizona, LLC	Arizona	Holding Company	100%
Cresco Labs TINAD, LLC	Illinois	Holding Company	100%
TINAD, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms Partners, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois Asset Management, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Nevada, LLC	Nevada	Holding Company	100%
CY Managed Services, LLC	Pennsylvania	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Legally, Cresco Labs Michigan, LLC is 85% owned by related parties of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(e)	Earnings (Loss) Per Share

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the unaudited condensed Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares (“Redeemable Units”); options, warrants and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to Redeemable Units, options, warrants and RSUs is computed using the treasury stock method.

As of December 31, 2022, all warrants that had not previously been exercised were expired. Potentially dilutive shares as of March 31, 2023 and 2022, which were excluded from the calculation of diluted EPS for the periods presented consisted of the following:

	Three Months Ended March 31,
(in thousands)	2023	2022
Redeemable Units	104,793	108,833
Options	27,708	24,842
Warrants	—	9,520
RSUs	8,375	4,085

Total potentially dilutive shares	140,876	147,280

(f)	Recently Adopted Accounting Pronouncements

The Company does not have any recently adopted accounting pronouncements during the three months ended March 31, 2023.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 3.        INVENTORY

Inventory as of March 31, 2023 and December 31, 2022, consisted of the following:

	March 31,	December 31,
($ in thousands)	2023	2022
Raw materials	$37,416	$36,233
Raw materials - non-cannabis	23,523	26,709
Work-in-process	39,011	41,164
Finished goods	34,931	30,502

Total Inventory	$134,881	$134,608

The Company wrote off $1.5 million and $0.9 million of inventory during the three months ended March 31, 2023 and 2022, respectively. These write-offs are included in Cost of goods sold presented on the Unaudited Condensed Interim Consolidated Statements of Operations.

NOTE 4.        PROPERTY AND EQUIPMENT

As of March 31, 2023 and December 31, 2022, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost
As of January 1, 2023	$176,594	$39,928	$28,724	$142,880	$10,232	$3,552	$55,507	$457,417

Additions	—	341	7,500	1,754	(13)	55	13,238	22,875
Transfers	2,508	162	2,357	16,908	152	—	(22,087)	—
Disposals	—	(151)	(6)	(18)	—	(33)	—	(208)
Effect of foreign exchange and other adjustments	—	—	29	(13)	1	—	—	17

As of March 31, 2023	$179,102	$40,280	$38,604	$161,511	$10,372	$3,574	$46,658	$480,101

Accumulated depreciation

As of January 1, 2023	$(13,931)	$(12,579)	$(12,952)	$(30,081)	$(6,382)	$(1,770)	$—	$(77,695)

Depreciation	(2,051)	(1,504)	(1,768)	(5,841)	(555)	(179)	—	(11,898)
Disposals	—	53	—	—	—	27	—	80
Adjustments	—	11	(29)	13	—	—	—	(5)

As of March 31, 2023	$(15,982)	$(14,019)	$(14,749)	$(35,909)	$(6,937)	$(1,922)	$—	$(89,518)

Net book value

As of December 31, 2022	$162,663	$27,349	$15,772	$112,799	$3,850	$1,782	$55,507	$379,722

As of March 31, 2023	$163,120	$26,261	$23,855	$125,602	$3,435	$1,652	$46,658	$390,583

As of March 31, 2023 and December 31, 2022, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

Depreciation of $11.9 million and $8.4 million was incurred during the three months ended March 31, 2023 and 2022, respectively, of which $2.7 million and $1.9 million, respectively, is included in Selling, general and administrative expenses, with the remainder of $9.2 million and $6.5 million, respectively, recorded in Cost of goods sold and ending inventory.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

In the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the assumptions related to renewal options for certain leases at the impacted facilities. The Company accelerated depreciation on leasehold improvements related to those leases, with additional depreciation expense taken on these leasehold improvements in the amount of $1.1 million during the three months ended March 31, 2023.

As of March 31, 2023 and December 31, 2022, ending inventory includes $12.6 million and $10.9 million of capitalized depreciation, respectively. For the three months ended March 31, 2023 and 2022, $7.6 million and $5.7 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $4.7 million and $4.3 million, respectively, related to depreciation capitalized to inventory in prior years.

NOTE 5.         LEASES

The Company is the lessee in all of its material leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities and dispensaries. The Company has no material lessor arrangements as of March 31, 2023 and for the year ended December 31, 2022. Depending upon the type of lease, the original lease terms generally range from less than 1 year to 20 years. Certain leases include renewal options ranging from less than 1 year to 25 years. The Company is reasonably certain to exercise renewal options ranging from less than 1 year to 10 years on certain leases.

The Company also has long-term financing liabilities associated with certain properties. See Note 11 for additional details on these transactions.

In the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the values of certain leases at the facilities impacted as a result of a change in the underlying assumptions regarding renewal options for those leases. Due to differences between the carrying amounts of the right-of-use (“ROU”) assets and lease liabilities associated with these leases, a gain on lease termination of $1.1 million has been recorded for the three months ended March 31, 2023, and is included in Other income (expense), net, in the Unaudited Condensed Interim Consolidated Statements of Operations.

As of March 31, 2023 and December 31, 2022, ending inventory includes $nil and $0.1 million of capitalized depreciation. For the three months ended March 31, 2023 and 2022, $nil and $0.1 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $nil and $0.1 million, respectively, related to depreciation capitalized to inventory in prior years.

NOTE 6.        INVESTMENTS

The Company has investments in five entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; Infamy Brews, LLC (“Two Roots Brewing Co.”), a non-alcoholic brewing company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.

The 420 Capital, Lighthouse and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

During the year ended December 31, 2022, Lighthouse, in conjunction with a spin-off transaction, issued Lighthouse shareholders a prorated interest in Infamy Brews, LLC, DBA Two Roots Brewing Co. As a result, the Company now holds an 0.8% ownership interest in Two Roots Brewing Co. The investment is held at fair value and classified as an equity security without a readily determinable value.

The following is a summary of the investments held at fair value as of March 31, 2023 and December 31, 2022:

	March 31,	December 31,
($ in thousands)	2023	2022
420 Capital	$68	$68
Lighthouse	339	339
Two Roots Brewing Co.	93	93
Old Pal	592	592
IMC	99	136

Total Investments	$1,191	$1,228

The Company recorded mark-to-market losses of $nil and $1.6 million for the three months ended March 31, 2023 and 2022, respectively.

NOTE 7.        INTANGIBLE ASSETS AND GOODWILL

As of March 31, 2023 and December 31, 2022, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2023	$31,879	$2,100	$15,027	$381,507	$6,284	$330,555	$767,352

Additions	—	—	401	—	—	—	401

Balance at March 31, 2023	$31,879	$2,100	$15,428	$381,507	$6,284	$330,555	$767,753

Accumulated amortization
Balance at January 1, 2023	$(8,127)	$(1,610)	$(13,897)	$—	$(5,573)	$—	$(29,207)

Amortization	(1,002)	(17)	(607)	—	(270)	—	(1,896)

Balance at March 31, 2023	$(9,129)	$(1,627)	$(14,504)	$—	$(5,843)	$—	$(31,103)

Net book value

December 31, 2022	$23,752	$490	$1,130	$381,507	$711	$330,555	$738,145

March 31, 2023	$22,750	$473	$924	$381,507	$441	$330,555	$736,650

(a)	Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.

Amortization of $1.9 million and $2.6 million was recorded for the three months ended March 31, 2023 and 2022, respectively, of which $1.0 million and $2.1 million, respectively, is included in Selling, general and administrative expenses, with the remainder of $0.9 million and $0.5 million, respectively, recorded in Cost of goods sold and ending inventory.

As of March 31, 2023 and December 31, 2022, ending inventory includes $1.4 million and $1.6 million of capitalized amortization, respectively. For the three months ended March 31, 2023 and 2022, $1.1 million and $0.6 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $0.8 million and $0.5 million, respectively, related to amortization capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

The following table outlines the estimated amortization expense related to intangible assets as of March 31, 2023:

($ in thousands)	Estimated Amortization
2023	$4,224
2024	4,339
2025	4,096
2026	3,968
2027	3,271
Thereafter	4,690

Total estimated amortization	$24,588

NOTE 8.        SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted (200 votes per PVS). As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors (the “Board”).

v.	Redeemable Units

As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of Redeemable Units in Cresco Labs, LLC. Each Redeemable Unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

(b)	Issued and Outstanding

As of March 31, 2023 and 2022, issued and outstanding shares and units consisted of the following:

(in thousands)	Redeemable Units	Subordinate Voting Shares (SVS)*	Proportionate Voting Shares (PVS)**	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)***
Beginning balance, January 1, 2023	106,106	280,994	20,082	500	1

RSUs issued	—	797	—	—	—
Issuance of shares related to acquisitions	—	5,013	—	—	—
Cresco LLC redemption	(1,800)	1,800	—	—	—
PVS converted to SVS	—	180	(180)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	226	—	—	—

Ending balance, March 31, 2023	104,306	289,010	19,902	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(in thousands)	Redeemable Units	Subordinate Voting Shares (SVS)*	Proportionate Voting Shares (PVS)**	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)***
Beginning balance, January 1, 2022	109,441	269,971	20,667	500	1

Options and warrants exercised	—	465	—	—	—
RSUs issued	—	225	—	—	—
Cresco LLC redemption	(1,701)	1,701	—	—	—
PVS converted to SVS	—	195	(195)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	79	—	—	—

Ending balance, March 31, 2022	107,740	272,636	20,472	500	1

*	SVS includes shares pending issuance or cancellation
**	PVS presented on an “as-converted” basis to SVS (1-to-200)
***	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)	Share Issuances - Equity Distribution Agreement

In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market price. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. No shares were issued for the three months ended March 31, 2023, under the new agreement, which is set to expire in the second quarter of 2023.

(ii)	Issuance of Shares - Acquisitions

During the three months ended March 31, 2023 and the year ended December 31, 2022, the Company issued shares in conjunction with certain acquisitions* as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Three Months Ended March 31, 2023
Laurel Harvest - Contingent Consideration	December 09, 2021	5,013	$9,723
Year Ended December 31, 2022
Cultivate - Contingent Consideration	September 02, 2021	5,340	$34,708

*	Cultivate Licensing, LLC (“Cultivate”) and Laurel Harvest, LLC (“Laurel Harvest”)

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. As of December 31, 2022, all outstanding warrants that had not previously been exercised expired. A summary of the status of the warrants outstanding as of March 31, 2022 is as follows:

	Number of warrants* (in thousands)	Weighted- average exercise price
Balance as of January 1, 2022	9,842	$9.63
Exercised	(12)	4.24
Forfeited	(310)	11.64

Balance as of March 31, 2022	9,520	$9.82

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

During the three months ended March 31, 2022, the Company recorded $0.1 million of warrant exercises into share capital. The 9.5 million outstanding warrants as of March 31, 2022, were from issuances to underwriters associated with the September 2019 financing, sellers from the Valley Agriceuticals, LLC (“Valley Ag”) acquisition and Bluma Wellness Inc. (“Bluma”) acquisition replacement awards.

(d)	Distribution to Non-controlling Interest Holders

As of March 31, 2023 and December 31, 2022, the Company accrued for tax-related distributions to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority interest holders of $2.1 million and $4.9 million respectively. These distributions will reduce non-controlling interest upon payment.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority holders of $13.6 million during the three months ended March 31, 2023. Similarly, the Company paid required tax distribution amounts to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $8.2 million during the three months ended March 31, 2022.

(e)	Changes in Ownership and Non-controlling Interests

During the three months ended March 31, 2023, redemptions of 1.8 million Redeemable Units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.7% in non-controlling interest in Cresco Labs, LLC.

During the three months ended March 31, 2022, redemptions of 1.7 million Redeemable Units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.7% in non-controlling interest in Cresco Labs, LLC.

As of and for the three months ended March 31, 2023, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs LLC[1,3]	Eliminations	Total
Non-current assets	$4,259	$30,591	$22,710	$16,404	$2,567	$1,187,706	$—	$1,264,237
Current assets	78,932	161,372	250,489	50,042	64,451	12,727	(331,693)	286,320
Non-current liabilities	—	(10,642)	(3,790)	(12,534)	—	(683,667)	—	(710,633)
Current liabilities	(58,079)	(146,158)	(181,053)	(67,884)	(128,101)	(87,552)	396,278	(272,549)

Net assets	$25,112	$35,163	$88,356	$(13,972)	$(61,083)	$429,214	$64,585	$567,375

Net assets attributable to NCI	$4,576	$4,233	$9,470	$(45)	$(12,551)	$(59,727)	$—	$(54,044)

								—
Revenue	$8,730	$11,968	$19,831	$4,370	$979	$154,657	$(6,333)	$194,202
Gross profit	7,001	4,035	7,758	903	(1,865)	63,826	4,222	85,880

Net income (loss)	$3,042	$2,046	$8,005	$(1,301)	$(582)	$(39,022)	$—	$(27,812)

Net income (loss) allocated to NCI	$760	$254	$2,001	$(13)	$(116)	$(4,647)	$—	$(1,761)

NCI percentage at March 31, 2023	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	41.3%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 41.3% NCI related to NCI for Cresco Labs Inc.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

As of December 31, 2022, Non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs LLC[1,3]	Eliminations	Total
Non-current assets	$4,813	$31,151	$22,700	$16,736	$5,376	$1,176,870	$—	$1,257,646
Current assets	69,844	142,723	232,194	70,693	92,594	88,545	(370,547)	326,046
Non-current liabilities	—	(10,889)	(3,850)	(12,515)	(2,728)	(685,161)	—	(715,143)
Current liabilities	(56,341)	(127,329)	(164,550)	(64,479)	(126,575)	(123,889)	382,297	(280,866)

Net assets	$18,316	$35,656	$86,494	$10,435	$(31,333)	$456,365	$11,750	$587,683

Net assets attributable to NCI	$4,190	$3,979	$7,468	$(32)	$(12,434)	$(42,527)	$—	$(39,356)

NCI percentage at December 31, 2022	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	42.0%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 42.0% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

NOTE 9.        SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.

A summary of the status of the options outstanding consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2023	25,528	$5.00	7.54	$921
Granted	2,816	1.74
Forfeited	(636)	6.23

Outstanding - March 31, 2023	27,708	$4.64	7.53	$650

Exercisable - March 31, 2023	15,374	$4.54	6.38	$650

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

The fair value of stock options granted under the Plan during the three months ended March 31, 2023, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

Three Months Ended March 31, 2023
Risk-free annual interest rate	3.7% to 3.9%
Expected annual dividend yield	0%
Expected stock price volatility	78.2% to 80.2%
Expected life of stock options	5.0 to 7.0 years
Forfeiture rate	7.2% to 28.0%
Fair value at grant date	$1.10 to $1.37
Stock price at grant date	$1.60 to $1.83
Exercise price range	$1.60 to $1.83

Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

Restricted Stock Units

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.

A summary of outstanding RSUs is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted- average fair value	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2023	4,258	$5.71	4.00	$24,330
Granted	4,789	1.83
Vested and settled	(510)	2.63
Forfeited	(162)	4.44

Outstanding - March 31, 2023	8,375	$3.40	4.00	$28,440

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $4.2 million and $4.7 million for the three months ended March 31, 2023 and 2022, respectively. Unrecognized compensation expense as of March 31, 2023 for unvested option awards was $16.1 million and will be recorded over the course of the next 4 years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

The following table sets forth the classification of stock-based compensation expense related to options awards for the years ended March 31, 2023 and March 31, 2022:

($ in thousands)	March 31, 2023	March 31, 2022
Cost of goods sold	$802	$763
Selling, general and administrative expense	3,353	3,903

Total compensation expense for option awards	$4,155	$4,666

The Company recorded compensation expense for RSU awards in the amount of $3.5 million and $2.9 million for the years ended March 31, 2023 and March 31, 2022, respectively. Unrecognized compensation expense as of March 31, 2023 is $13.1 million and will be recognized over the course of the next 4 years.

The following table sets forth the classification of stock-based compensation expense related to RSU awards for the years ended March 31, 2023 and March 31, 2022:

($ in thousands)	March 31, 2023	March 31, 2022
Cost of goods sold	$692	$465
Selling, general and administrative expense	2,770	2,437

Total compensation expense for RSU awards	$3,462	$2,902

As of March 31, 2023 and December 31, 2022, ending inventory includes $2.2 million and $1.7 million capitalized compensation expense related to both options and RSUs, respectively. For the three months ended March 31, 2023 and March 31, 2022, $0.9 million and $1.0 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.6 million, for both periods, related to compensation expense capitalized to inventory in prior years.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 10.        ACQUISITIONS AND DISPOSITIONS

(a)	Deferred Consideration, short-term

The following is a summary of Deferred consideration balances as of March 31, 2023 and December 31, 2022, which are classified as short-term:

($ in thousands)	March 31, 2023	December 31, 2022
Laurel Harvest deferred consideration, short-term	$39,025	$47,821
Valley Ag operating cash flows deferred consideration, short-term	2,009	—

Total Deferred consideration, short-term	$41,034	$47,821

In the fourth quarter of 2021, Cresco recorded a total of $46.9 million deferred consideration related to the Laurel Harvest acquisition. Total deferred consideration is payable on or before the 18-month anniversary of the acquisition, with accelerated payments required for each of five (5) new dispensaries opened during the 18-month earnout period. The liability was further adjusted to $47.8 million at December 31, 2022 based on our expectation of the value of the liability at that time. In the first quarter of 2023, a payment of $10.0 million was made, which was comprised of a stock issuance valued at $9.7 million and cash payments of $0.3 million. See Note 8 for further discussion of equity issued.

As of March 31, 2023, the total estimated liability related to the Valley Ag acquisition of $8.1 million, which is comprised of $2.0 million of short-term and $6.1 million of long-term liabilities, is based on the present value of expected payments associated with the future cash flows of Valley Ag and the expected timing of those payments.

For both the three months ended March 31, 2023 and 2022, there was $1.6 million and $nil of expense recorded to Interest expense, respectively, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

(b)	Deferred Consideration, long-term

The following is a summary of Deferred consideration as of March 31, 2023 and December 31, 2022, which is classified as long-term:

($ in thousands)	March 31, 2023	December 31, 2022
Valley Ag operating cash flows deferred consideration	$6,112	$7,770

Total Deferred consideration, long-term	$6,112	$7,770

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(c)	Pending Acquisitions

On March 23, 2022, the Company entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care pursuant to a statutory plan of arrangement (the “Arrangement”), in an all-share transaction (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share, subject to adjustment. The shareholders of Columbia Care voted in favor of a special resolution to approve the Arrangement on July 8, 2022. The Company continues to work toward successful regulatory approvals to complete the transaction, which are beyond the control of the Company, including required divestitures identified in several states as discussed below. The Company continues to collaborate closely with Columbia Care on the required divestiture transactions to find a path forward that makes both strategic and financial sense. The Company has no update on the timing for execution of agreements relating to outstanding divestiture transactions discussed below at this time.

(d)	Pending Dispositions

While divestitures will be required for state regulatory approvals of the Columbia Care Transaction, the scope and financial impact of any divestitures cannot be quantified at this time. On November 4, 2022, the Company entered into a definitive agreement to divest certain New York, Illinois, and Massachusetts assets (the “Assets”) of Cresco Labs and Columbia Care to entities owned and controlled by Sean “Diddy” Combs, (the “Combs Transaction”) for total consideration of $185.0 million (the “Purchase Price”). The divestiture of the Assets is required for Cresco Labs to close its previously announced acquisition of Columbia Care and is expected to close concurrently with the closing of the Columbia Care Transaction. The purchasing entities will acquire certain Cresco Labs and Columbia Care assets in New York, Illinois, and Massachusetts. A portion of the Purchase Price is payable upon closing of the Combs Transaction, subject to adjustments contained in the definitive agreements, and will be comprised of approximately $110.0 million in cash and approximately $45.0 million of seller notes. The remaining portion of the Purchase Price is payable post-closing of the Combs Transaction upon achievement of certain short-term, objective, and market-based milestones. The following combination of Cresco Labs (“CL”) and Columbia Care (“CC”) assets will be divested in the Combs Transaction:

•	New York: Brooklyn (CC), Manhattan (CC), New Hartford (CL), and Rochester (CC) retail assets and Rochester (CC) production asset.

•	Massachusetts: Greenfield (CC), Worcester (CL), and Leicester (CL) retail assets and Leicester (CL) production asset.

•	Illinois: Chicago – Jefferson Park (CC) and Villa Park (CC) retail assets and Aurora (CC) production asset.

The closing of the divestitures noted above is subject to certain closing conditions in the definitive agreements, including the receipt of all required regulatory approvals; clearance under the Hart-Scott-Rodino Antitrust Improvements Act; and the closing of the Columbia Care Acquisition. The divestiture listed do not meet the criteria to be classified as held for sale as of March 31, 2023 due to the closing conditions noted above, many of which are beyond the control of the Company.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 11.        LONG-TERM NOTES AND LOANS PAYABLE, NET

The following table represents the Company’s Long-term notes and loans payable, net balances as of March 31, 2023 and December 31, 2022:

	March 31,	December 31,
($ in thousands)	2023	2022
Senior Loan	$400,000	$400,000
Interest payable	19,000	9,500
Financing liability	97,513	96,917

Total borrowings and interest payable	$516,513	$506,417

Less: Unamortized debt issuance costs	(17,506)	(18,550)
Less: Short-term borrowings and interest payable	(19,000)	(9,500)
Less: Current portion of financing liability	(9,112)	(9,312)

Total Long-term notes and loans payable, net	$470,895	$469,055

(a)	Senior Loan

On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400 million (the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the then existing term loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.

The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities on the Unaudited Condensed Interim Consolidated Balance Sheet.

The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount may be subject to a prepayment premium as defined in the loan agreement, and would include all accrued and unpaid interest and fees. Interest expense is discussed in Note 19.

As discussed in Note 10, on March 23, 2022, the Company announced it had entered into the Arrangement Agreement with Columbia Care to acquire all of the issued and outstanding shares of Columbia Care. On March 23, 2022, Cresco entered into a consent agreement with respect to the Senior Loan pursuant to which certain amendments were made to the Senior Loan which are conditional and effective on the closing of the

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

Arrangement (the “Amended Senior Loan”). The Amended Senior Loan permits the Arrangement, Cresco’s assumption of certain Columbia Care debt and certain proposed asset sales in connection with the Arrangement, in each case, on and subject to the terms and conditions of the Amended Senior Loan.

(b)	Financing Liabilities

The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 6.8 and 17.3 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 19.

NOTE 12.        REVENUES AND LOYALTY PROGRAMS

(a)	Revenues

The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
($ in thousands)	2023	2022
Wholesale	$82,419	$95,109
Dispensary	111,783	119,282

Total Revenues	$194,202	$214,391

The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were 13.2% and 10.0% of gross revenue for the three months ended March 31, 2023 and 2022, respectively. The Company does not enter into long-term sales contracts.

(b)	Loyalty Programs

In the states of Illinois, Arizona, Pennsylvania, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for a range of $0.01 to $0.03 off of future purchases. The Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.03 per loyalty point, inclusive of breakage expectations. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of March 31, 2023 and 2022, there were 160.1 million and 112.3 million points outstanding, respectively, with an approximate value of $2.3 million and $1.7 million, respectively. The Company expects outstanding loyalty points to be redeemed within 1 year.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 13.        OTHER INCOME (EXPENSE), NET

For both the three months ended March 31, 2023 and 2022, Other income (expense), net consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2023	2022
Unrealized gain on derivative liabilities - warrants	$—	$375
Loss on derivative instruments	—	(5,667)
(Loss) gain on provision - loan receivable	(59)	738
Unrealized loss on investments held at fair value	(37)	(1,670)
Loss on disposal of assets	(66)	—
(Loss) gain on foreign currency	(31)	68
Gain on lease termination	1,135	—
Other income (loss), net	17	(616)

Total Other income (expense), net	$959	$(6,772)

See Note 4 for additional information on Loss on disposition of assets. See Note 5 for additional information related to the gain on lease termination.

NOTE 14.        RELATED PARTY TRANSACTIONS

(a)	Transactions with Key Management Personnel

Related parties, including key management personnel, hold 89.0 million Redeemable Units of Cresco Labs, LLC, which is equal to a deficit of $50.9 million of Non-controlling interests as of March 31, 2023. During the three months ended March 31, 2023 and 2022, 72.0% and 85.3%, respectively, of required tax distribution payments in accordance with the tax receivable agreement to holders of Cresco Labs, LLC were made to related parties including to key management personnel.

(b)	Related Parties – Leases

For the three months ended March 31, 2022, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar, Inc (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and were to expire in 2027 through 2030, except for the leases associated with SLO minority interest holders (“SLO Leases”). During the second quarter of 2022, the Company exercised its early termination right to reduce the SLO Leases term to 180 days. This early termination resulted in a reduction in lease liability and ROU assets. The remaining liability for the SLO Leases expired in the fourth quarter of 2022.

The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the three months ended March 31, 2023 and 2022, the Company received tenant improvement allowance reimbursements of $nil and $1.4 million, respectively. The Company expects to receive further reimbursements of $0.8 million within the next twelve months.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

Below is a summary of the expense resulting from the related party lease liabilities for both the three months ended March 31, 2023 and 2022:

		Three Months Ended March 31,
($ in thousands)	Classification	2023	2022
Operating Leases
Lessor has minority interest in SLO	Rent expense	$—	$379
Lessor has minority interest in MedMar	Rent expense	73	73
Lessor is an MVS shareholder	Rent expense	296	296

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76
Lessor has minority interest in MedMar	Interest expense	63	69
Lessor is an MVS shareholder	Depreciation expense	22	19
Lessor is an MVS shareholder	Interest expense	19	34

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of March 31, 2023 and December 31, 2022:

	As of March 31, 2023		As of December 31, 2022
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,386	$1,430	$1,415	$1,456
Lessor is an MVS shareholder	5,740	5,814	5,849	5,907

Finance Leases
Lessor has minority interest in MedMar	$1,958	$2,394	$2,034	$2,452
Lessor is an MVS shareholder	619	570	596	555

The Company also has other financing liabilities with related parties associated with certain properties. During both the three months ended March 31, 2023 and 2022, the Company recorded interest expense on those finance liabilities of $0.1 million, respectively. As of March 31, 2023 and December 31, 2022, the Company had finance liabilities totaling $1.5 million, respectively. All of these finance liabilities are due to an entity controlled by an MVS shareholder.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 15.        COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

(b)	Contingencies

The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of March 31, 2023 and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)	Commitments

As of March 31, 2023, the Company had total commitments of $8.8 million related to material construction projects. During the first quarter of 2022, pursuant to the Illinois Cannabis Regulation and Tax Act, the Company issued $0.2 million in loans to an Illinois company which has secured Craft Grower Licenses to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. These loans are discussed in Note 16. These loans fully satisfy the Company’s funding requirements under Illinois Cannabis Regulation and Tax Act; however, the Company may elect to fund similar loans in the future.

The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.

NOTE 16.        FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or ECLs, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2023 and December 31, 2022 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers into or out of level 3 for the periods ended March 31, 2023 and December 31, 2022.

The following tables summarize the Company’s financial instruments as of March 31, 2023 and December 31, 2022:

	March 31, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$88,799	$—	$—	$—	$88,799
Restricted cash[1]	1,653	—	—	—	1,653
Security deposits[2]	4,347	—	—	—	4,347
Accounts receivable, net	49,602	—	—	—	49,602
Loans receivable, short-term	458	—	—	—	458
Loans receivable, long-term	823	—	—	—	823
Investments	—	99	432	660	1,191

Financial Liabilities:
Accounts payable	$20,134	$—	$—	$—	$20,134
Accrued liabilities	76,499	—	—	—	76,499
Short-term borrowings	28,112	—	—	—	28,112
Current portion of lease liabilities	26,363	—	—	—	26,363
Deferred consideration and other payables, short-term	6	6	—	41,034	41,046
Lease liabilities	152,264	—	—	—	152,264
Deferred consideration, long-term	—	—	—	6,112	6,112
Long-term notes payable and loans payable	470,895	—	—	—	470,895
Other long-term liabilities	7,000	—	—	—	7,000

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
[2]	Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

	December 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$119,341	$—	$—	$—	$119,341
Restricted cash[1]	2,169	—	—	—	2,169
Security deposits[2]	4,367	—	—	—	4,367
Accounts receivable, net	56,492	—	—	—	56,492
Loans receivable, short-term	447	—	—	—	447
Loans receivable, long-term	823	—	—	—	823
Investments	—	136	432	660	1,228

Financial Liabilities:
Accounts payable	$28,093	$—	$—	$—	$28,093
Accrued liabilities	65,161	—	—	—	65,161
Short-term borrowings	18,812	—	—	—	18,812
Current portion of lease liabilities	26,124	—	—	—	26,124
Deferred consideration and other payables, short-term	6	7	—	47,821	47,834
Lease liabilities	156,180	—	—	—	156,180
Deferred consideration, long-term	—	—	—	7,770	7,770
Long-term notes payable and loans payable	469,055	—	—	—	469,055
Other long-term liabilities	7,000	—	—	—	7,000

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
[2]	Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.

The following table presents a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

March 31, 2023

Level 3 Fair Value Measurements

($ in thousands)	Investments	Deferred consideration and other payables, short-term	Deferred consideration, long-term
Balance as of December 31, 2022	$660	$47,821	$7,770
Change in fair value recorded in Interest expense, net	—	1,555	—
Payments[1]	—	(10,000)	—
Other[2]	—	1,658	(1,658)

Balance as of March 31, 2023	$660	$41,034	$6,112

[1]	See Note 8 and Note 10 for additional details related to payments.
[2]	Other relates to reclassifications from long-term to short-term due to expecting timing of payment. See Note 10.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

March 31, 2022

Level 3 Fair Value Measurements

($ in thousands)	Loans receivable, short-term	Investments	Deferred consideration, contingent consideration, and other payables, short-term	Derivative liabilities, short-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2021	$565	$660	$71,816	$1,172	$17,651
Change in fair value recorded in Interest expense, net	—	—	5,788	—	(44)
Change in fair value recorded in Other income, net	—	—	—	(363)	—
Payments	(1,837)	—	—	—	—
Change in fair value recorded in Selling, general and administrative	1,272	—	—	—	—
Other[1]	—	—	9,000	—	(9,000)

Balance as of March 31, 2022	$—	$660	$86,604	$809	$8,607

[1]	Other relates to reclassifications from long-term to short-term due to the projected dispensary opening dates.

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of March 31, 2023 and December 31, 2022:

($ in thousands)	Valuation classification	March 31, 2023	December 31, 2022
Short-term loans receivable - Other, net of ECL[1]	Amortized cost	458	447

Total Loans receivable, short-term		$458	$447

[1]	Expected Credit Loss (“ECL”)

In connection with the acquisition of Origin House, the Company assumed a long-term loan receivable with a balance of $0.4 million as of December 31, 2021. The entire balance was reclassified to loans receivable, short-term as of December 31, 2022 as payment is expected during 2023.

(b)	Loans receivable, long-term

($ in thousands)	Valuation classification	March 31, 2023	December 31, 2022
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$823	$823

Total Loans receivable, long-term		$823	$823

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License, was fully funded on July 20, 2021 and matures on July 20, 2026. The remaining loans of $1.2 million were fully funded on March 21, 2022 and mature on July 20, 2027. The loans are measured at amortized cost and bear no interest.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2023 and December 31, 2022 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

The Company’s aging of Accounts receivables as of March 31, 2023 and December 31, 2022 was as follows:

($ in thousands)	March 31, 2023	December 31, 2022
0 to 60 days	$43,359	$49,303
61 to 120 days	5,778	6,118
120 days +	5,343	3,698

Total accounts receivable, gross	54,480	59,119
Allowance for doubtful accounts	4,878	2,627

Total accounts receivable, net	$49,602	$56,492

For the three months ended March 31, 2023 and 2022, the Company recorded bad debt expense of $2.3 million and $0.2 million, respectively, to account for ECL and recorded an additional $0.6 million and $nil, respectively, in bad debt related to invoice write-offs. In the fourth quarter of 2022, Management

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company reserved for approximately $1.0 million of Accounts Receivable at the impacted California entities.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred historical losses from operations. Management has implemented strategies to expand its retail footprint, increase revenues, cut cost, improve margins and obtain additional financing if needed. There can be no assurances that Management’s plans would materialize as expected.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2023, the Company had working capital (defined as current assets less restricted cash, less current liabilities) of $12.1 million. The Company expects to continue to raise capital to fund operations and the expansion of its business.

In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of March 31, 2023:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & Accrued liabilities	$96,633	$—	$—	$96,633
Deferred consideration, contingent consideration and other payables, short-term	41,046	—	—	41,046
Deferred consideration, long-term	—	6,112	—	6,112
Long-term notes payable and loans payable and Short-term borrowings	28,112	—	470,895	499,007
Other long-term liabilities	—	—	7,000	7,000

Total obligations as of March 31, 2023	$165,791	$6,112	$477,895	$649,798

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(d)	Market Risk

(i)	Currency Risk

The operating results and balance sheet of the Company are reported in USD. As of March 31, 2023 and December 31, 2022, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. For the three months ended March 31, 2023, the Company recorded a loss of $nil in foreign currency exchanges, compared to a $0.1 million gain in foreign currency exchanges for the three months ended March 31, 2022. See Note 13 for additional details.

As of March 31, 2023 and December 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Senior Loan accrues interest at a rate of 9.5%, per annum and has an effective interest rate of 11.0%.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, short-term and Derivative liabilities, short-term with a corresponding change to Other income, net.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operation of the Company’s business.

(vi)	Economic Risk

The Company’s business, financial condition and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and operating results.

(vii)	Inflation Risk

The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs and operating expenses, which adversely has impacted our operating results. The Company expects these inflationary pressures to continue throughout 2023. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 17.        VARIABLE INTEREST ENTITIES

The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risk and rewards as a primary beneficiary:

	March 31, 2023	December 31, 2022
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$15,118	$17,506
Non-current assets	67,336	63,212
Current liabilities	(3,795)	(3,158)
Non-current liabilities	(112,097)	(108,113)
Deficit attributable to Cresco Labs Inc.	(33,438)	(30,553)

The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$4,757	$1,032
Net loss attributable to Cresco Labs Inc.	(2,945)	(2,378)
Net loss	(2,945)	(2,378)

NOTE 18.        SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Commercial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODM”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region. For both the three months ended March 31, 2023 and 2022, the Company generated 100.0% of its revenue in the U.S.

Cresco Labs Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2023 and 2022

NOTE 19.        INTEREST EXPENSE, NET

Interest expense, net consisted of the following for both the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
($ in thousands)	2023	2022
Interest expense – leases	$(935)	$(994)
Interest expense – notes and loans payable	(9,500)	(9,500)
Accretion of debt discount and amortization of deferred financing fees	(1,044)	(934)
Interest expense – financing activities	(2,959)	(2,981)
Other interest expense	(1,572)	(99)
Interest income	462	145

Total Interest expense, net	$(15,548)	$(14,363)

NOTE 20.        PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as some state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including Arizona, California, Maryland, Massachusetts, Michigan and New York (Adult Use) do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

The following table summarizes the Company’s income tax expense and effective tax rates for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
($ in thousands)	2023	2022
Loss before income taxes	$(11,003)	$(868)
Income tax expense	(16,809)	(22,807)
Effective tax rate	(152.8)%	(2,627.5)%

NOTE 21.        SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 24, 2023, which is the date on which these financial statements were issued.